February 5, 2024

VIA EDGAR

Mr. Robert Arzonetti
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

JPMorgan Chase Financial Company LLC

Registration Statement on Form S-4, as amended

File Nos. 333-276554 & 333-276554-01

Dear Mr. Arzonetti:

With respect to the above-referenced registration statement (the “Registration Statement”) of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC (the “Registrants”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that it is declared effective at 4:00 p.m. (EST) on February 6, 2024, or as soon as practicable thereafter.

Please contact Yan Zhang of Davis Polk & Wardwell LLP, counsel to the Registrants, at 212-450-4463, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

JPMorgan Chase & Co. • 277 Park Avenue, New York, New York 10172-10003

Tel: 212 623 2040 • Email: scott.l.nearing@jpmchase.com

Very truly yours,
JPMORGAN CHASE & CO.

By:	/s/ Scott L. Nearing
	Name:	Scott L. Nearing
	Title:	Assistant Corporate Secretary

JPMORGAN CHASE FINANCIAL COMPANY LLC

By:	/s/ Brandon P. Igyarto
	Name:	Brandon P. Igyarto
	Title:	President and Manager

cc:	Stephen B. Grant, Assistant Corporate Secretary, JPMorgan Chase & Co.

Yan Zhang, Davis Polk & Wardwell LLP

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